SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

HELD ON APRIL 28, 2023

I. DATE, TIME AND PLACE: Upon first call, on April 28, 2023, at 10:00 a.m., São Paulo time, at Praça Comandante Linneu Gomes, s/nº, Portaria 3, Campo Belo, in the meeting room of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A. (“Company”), Zip Code 04626-020, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, Brazil.

II. PUBLICATIONS: Call notice was (i) published under the terms of paragraph 1 of Article 124 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporate Law”), in the newspaper Valor Econômico: (a) in its printed version, on March 28, 29 and 30, 2023, on pages B8, A6 and B12, respectively; (b) in its online version, on 28, 29 and 30 March, 2023; and (ii) disclosed, on March 28, 2023, on the webpages of the Brazilian Securities and Exchange Commission ("CVM"), of B3 S.A. - Brasil, Bolsa e Balcão ("B3") and of the Company's Investor Relations.

The Financial Statements, together with the Independent Auditors’ Opinion and the Company's management report for the fiscal year ending December 31, 2022 were: (i) published, under the terms of article 176, paragraph 1, of the Brazilian Corporate Law, in the newspaper Valor Econômico: (a) in its printed version, on March 24, 2023, on pages B15 to B19; and (b) in its online version, on March 24, 2023; and (ii) disclosed, on March 21, 2023, on the websites of CVM, B3 and the Company's Investor Relations.

Furthermore, there is the exemption of the publication of the announcements of the disposal of documents referred to in article 133, in view of its publication 1 (one) month before the date set for the Annual General Shareholders’ Meeting, under the terms of § 5º of article 133 of the Brazilian Corporate Law.

III. ATTENDANCE: Present shareholders holding 2,863,682,115 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, one hundred and fifteen) common shares representing 99.99% of the Company's voting capital stock, according to information contained in the Shareholders’ Attendance Register Book, and shareholders holding 120,260,238 (one hundred and twenty million, two hundred and sixty thousand, two hundred and thirty-eight) preferred shares representing 35.70% of the preferred shares issued by the Company, according to remote voting ballots received pursuant to CVM Resolution 81, of March 29, 2022, as amended (“RCVM 81”), which had their presence recorded by the members of the Chair of the Meeting and are deemed to have signed the Shareholders' Attendance Register Book, pursuant to article 47, paragraphs 1 and 2, of RCVM 81.. Attendance was recorded of (i) Paulo Roberto de Souza Moreira, registered in the CRC under No. 1SP295339/O-6, representative of Ernst & Young Auditores Independentes S/S Ltda, independent auditors retained by the Company; (ii) Mr. Renato Chiodaro, member of the Company's Fiscal Council; and (iii) Ms. Marcela de Paiva Bomfim Teixeira, coordinator of the Statutory Audit Committee.

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IV. CHAIR OF THE MEETING: The Meeting was chaired by Mr. Eduardo José Bernardes Neto, pursuant to article 9 of the Bylaws, who appointed Ms. Renata Domingues da Fonseca to act as secretary.

VI. AGENDA: To pass resolutions on: (i) the Management’s accounts, to examine, discuss and vote on the Company’s Financial Statements for the fiscal year ended on December 31, 2022; (ii) the allocation of income for the fiscal year ended on December 31, 2022 profits; (iii) fix the number of members of the Company’s Board of Directors; (iv) election of the members of the Company’s Board of Directors, pursuant to the terms of the Company’s Bylaws; (v) determination of the annual global compensation of the Management for the fiscal year of 2023; and (vi) appreciation of the preferred shareholders’ request regarding the installation of the Company's Fiscal Council for the fiscal year of 2023 and its compensation.

VI. RESOLUTIONS: The reading of the consolidated voting map of the votes cast through remote voting ballots was waived, which was made available for consultation of the shareholders present, pursuant to the provisions of article 48, paragraph 4 of RCVM 81 and, having provided the necessary clarifications, after due analysis and discussion by the shareholders of the items on the agenda and related documents, the following was resolved:

i.       The Financial Statements, together with the Independent Auditors’ Opinion and other documents referring to the Company’s fiscal year ended on December 31, 2022, were approved by unanimous vote of the shareholders with voting rights present who cast their votes, as per Exhibit I to these minutes.

ii.       No dividends shall be distributed to the shareholders, considering that the Company incurred losses in the fiscal year ended on December 31, 2022, as approved by unanimous vote of the shareholders with voting rights present who expressed their votes, as per Exhibit I of these minutes.

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iii.       The Company's Board of Directors shall be composed of 9 (nine) members for the next term of office, as approved by unanimous vote of the shareholders with voting rights present who cast their votes, recording abstentions, as per Exhibit I to these minutes.

iv.       The election of the members of the Board of Directors for a unified term of office of 1 (one) year, as of the present date. This matter was approved by unanimous vote of the shareholders with voting rights present who cast their votes, registered the abstentions, as per Exhibit I to these minutes.

Thus, the Board of Directors shall have the following composition as of this date until April 28, 2024: (a) CONSTANTINO DE OLIVEIRA JUNIOR, Brazilian, married, businessman, bearer of Identity Card RG No. 929.100, issued by SSP/DF, and enrolled with the CPF/MF under No. 417.942.901-25, as Chairman of the Company’s Board of Directors; (b) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of Identity Card RG No. 17.365.750-3, issued by SSP/SP, and enrolled with the CPF/MF under No. 084.864.028-40, as Vice-Chairman of the Board of Directors; (c) ADRIAN NEUHAUSER, Chilean, married, businessman, bearer of Passport No. F49678214, as effective member of the Company’s Board of Directors; (d) RICHARD FREEMAN LARK JR., Brazilian, single, businessman, bearer of Identity Card RG No. 50.440.294-8, issued by SSP/SP, enrolled with CPF/MF under No. 214.996.428-73, as effective member of the Company’s Board of Directors; (e) ANMOL BHARGAVA, American, married, businessman, bearer of Passport No. 567476381, as effective member, non-independent, of the Company’s Board of Directors; (f) GERMAN PASQUALE QUIROGA VILARDO, Brazilian, legally separated, engineer, bearer of Identity Card RG No. 38.746.171-1, issued by SSP/SP, and enrolled with the CPF/MF under No. 009.943.227-71, as independent member of the Company’s Board of Directors; (g) PHILIPP MICHAEL SCHIEMER, German, married, businessman, bearer of National Register of Foreigners (RNE) No. V 113077-M, enrolled with CPF/MF under No. 172.372.968-09, as independent member of the Company’s Board of Directors; (h) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of Identity Card RG No. 671.071, issued by SSP/DF, enrolled with the CPF/MF under No. 546.988.806-10, as effective member of the Company’s Board of Directors; (i) MARCELA DE PAIVA BONFIM TEIXEIRA, Brazilian, married, businesswoman, bearer of Identity Card RG No. MG 11009076, issued by PC/MG, enrolled with the CPF/MF under No. 012.640.496-84, as independent member of the Company’s Board of Directors; all of them with business address at Praça Comandante Linneu Gomes, s/n, gate 3, Zip Code 04626-020, Jardim Aeroporto, in the city of São Paulo, State of São Paulo.

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The Directors elected hereby declared not being involved in any of the crimes provided for by law or in the legal restrictions that prevent them from carrying out commercial activities, in accordance with the provisions (i) of article 37, II of Law 8,934/1994, (ii) of article 147, paragraphs 1 and 2 of the Brazilian Corporate Law, and (iii) Annex K of RCVM 80. The instruments of investiture of the members of the Board of Directors now elected, with the statements confirming that there are no legal restrictions on them to exercise business activities, were duly signed and filed at the Company's headquarters. Mr. Adrian Neuhauser and Mr. Richard Freeman Lark Jr. now elected, have also signed the Terms of Consent to the Listing Regulations for Level 2 of Corporate Governance, in addition to the instrument of investiture mentioned herein.

Subsequently, Mr. Germán Pasquale Quiroga Vilardo, Mr. Philipp Michael Schiemer and Ms. Marcela de Paiva Bomfim Teixeira, above qualified, are appointed as independent members of the Board of Directors, in accordance with (i) the manifestation of the Company's Board of Directors Meeting held on March 27, 2023, registered at the Board of Trade of São Paulo under No. 146.638/23-2 in the session of April 14, 2023, and (ii) their individual declarations of independence received by the Company. Therefore, the aforementioned newly elected members are considered independent directors for the purposes of the B3's Level 2 Differentiated Corporate Governance Practices Regulation and CVM Resolution No. 80, dated March 29, 2022, as amended ("RCVM 80"), making up the minimum percentage required by the pertinent Brazilian regulation.

v.       The annual global compensation of the Company’s managers, as proposed by the Management, were approved by unanimous vote of the shareholders with voting rights present who cast their votes, as per Exhibit I: (a) in the gross amount of R$ 30,641,419.30 (thirty million, six hundred and forty-one thousand, four hundred and nineteen reais and thirty cents) and (b) in the net amount of R$ 27,230,610.98 (twenty-seven million, two hundred and thirty thousand, six hundred and ten reais and ninety-eight cents) for the fiscal year of 2023, pursuant to applicable law and the Company’s Bylaws; and

vi.        The Company's Fiscal Council was installed for the exercise of a term of 1 (one) year as of the present date, at the request of the preferred shareholders, representing 1.11% (one point eleven percent) of the preferred shares, registered the votes against and abstentions, pursuant to article 53, item "a" combined with article 5, §8 of the Company's Bylaws and CVM Resolution No. 70 of March 22, 2022 ("RCVM 70").

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Subsequently, the following individuals were elected by unanimous vote of the shareholders with voting rights present who cast their votes, registered the abstentions, as per Exhibit I to these minutes, the following members to compose the Company’s Fiscal Council for a term of office until April 28, 2024: effective members: (a) Renato Chiodaro, Brazilian, married, lawyer, bearer of Identity Card RG No. 22.290.450-1, issued by SSP/SP, enrolled with the CPF/MF under No. 256.611.098-06; (b) Carla Andrea Furtado Coelho, Brazilian, married, lawyer, bearer of Identity Card RG n. 55.953.352-4, issued by SSP/SP, and enrolled with the CPF/MF under No. 006.502.017-01; and (c) Marcelo Amaral Moraes, Brazilian, divorced, economist, bearer of Identity Card RG No. 07178889-7, issued by IFP/RJ, and enrolled with the CPF/MF under No. 929390077-72, all of them with business address at Praça Comandante Linneu Gomes, s/n, gate 3, Zip Code 04626-020, Jardim Aeroporto, in the city of São Paulo, State of São Paulo.

The members of the Fiscal Council shall take office on this date, with signing the instruments of investiture, which shall be recorded in the Minutes of Meetings Book of the Company's Fiscal Council. The members hereby declared, under the penalties of law, that they fulfill all the requirements set forth in article 162 of the Brazilian Corporate Law for their investiture as members of the Company's Fiscal Council.

Pursuant to article 162, paragraph 3, of the Brazilian Corporate Law, was approved by unanimous vote of shareholders with voting rights present who cast their votes, registered the abstentions, as per Exhibit I to these minutes, the individual monthly compensation of the effective members of the Fiscal Council equivalent to 10% (ten percent) of the average compensation attributed to each executive officer of the Company, not including benefits, representation fees and profit sharing.

VII. MINUTES, PUBLICATIONS AND CLARIFICATIONS: The minutes of this Annual General Shareholders’ Meeting were authorized, by unanimous vote of the shareholders present, to be drawn-up in summary form, as set forth in §1 of Article 130 of the Brazilian Corporate Law. Further, by unanimous vote of the shareholders present, the proposal for publication of these minutes by omitting the signatures of the shareholders was approved.

VIII. APPROVAL AND SIGNING OF THE MINUTES: The word was offered to whoever might wish to use it and, as nobody did so, the meeting was adjourned for the time necessary to draw up these minutes. After the meeting as reopened, these minutes were read by those present, and once checked and approved, were signed by the Chairman and Secretary of the Meeting, having been considered signatory of the minutes (i) the shareholders present or validly represented, and (ii) the shareholders who registered their presence by means of a remote voting ballot, the latter being considered subscribers, pursuant to article 47, paragraph 1, of RCVM 81.

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IX. SIGNATURES: Chairman: Eduardo José Bernardes Neto; Secretary - Renata Domingues Da Fonseca.

I hereby certify that this is a faithful copy of the minutes that were drawn up in the proper book.

São Paulo, April 28, 2023.

Chair of the Meeting:

__________________________________ Eduardo José Bernardes Neto Chairman	__________________________________ Renata Domingues Da Fonseca Secretary

Attending Shareholders:

No.	Shareholder	Attorney-in-Fact
1	ABRA KINGSLAND LLP	Luiz Octavio Duarte Lopes
2	ABRA MOBI LLP	Luiz Octavio Duarte Lopes
3	IT NOW IBOVESPA FUNDO DE ÍNDICE	Ana Cristina Freitas Silva
4	IT NOW IGCT FUNDO DE INDICE	Ana Cristina Freitas Silva
5	IT NOW SMALL CAPS FUNDO DE INDICE	Ana Cristina Freitas Silva
6	ITAU CAIXA ACOES FUNDO DE INVESTIMENTO	Ana Cristina Freitas Silva
7	ITAU GOVERNANCA CORPORATIVA ACOES FUNDO DE INVESTIMENTO	Ana Cristina Freitas Silva
8	ITAU IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO EM ACOES	Ana Cristina Freitas Silva
9	ITAÚ IBRX ATIVO MASTER FUNDO DE INVESTIMENTO EM ACOES	Ana Cristina Freitas Silva
10	ITAÚ INDEX AÇÕES IBOVESPA FUNDO DE INVESTIMENTO	Ana Cristina Freitas Silva

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11	ITAU INDEX ACOES IBRX FUNDO DE INVESTIMENTO	Ana Cristina Freitas Silva
12	ITAÚ LONG AND SHORT PLUS MULTIMERCADO FUNDO DE INVESTIMENTO	Ana Cristina Freitas Silva
13	ITAÚ PREVIDÊNCIA IBRX FUNDO DE INVESTIMENTO EM ACOES	Ana Cristina Freitas Silva
14	ITAU SMALL CAP MASTER FUNDO DE INVESTIMENTO EM ACOES	Ana Cristina Freitas Silva
15	LONG BIAS FUNDO DE INVESTIMENTO EM ACOES	Remote Voting Ballot
16	LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD	Remote Voting Ballot
17	AMERICAN FUNDS INS SERIES NEW WORLD FUND	Remote Voting Ballot
18	EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII	Remote Voting Ballot
19	IBM 401 (K) PLUS PLAN	Remote Voting Ballot
20	NORGES BANK	Remote Voting Ballot
21	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO	Remote Voting Ballot
22	STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS	Remote Voting Ballot
23	LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION	Remote Voting Ballot
24	FORD MOTOR CO DEFINED BENEF MASTER TRUST	Remote Voting Ballot
25	INTERNATIONAL MONETARY FUND	Remote Voting Ballot
26	SONOMA COUNTY EMPLOYEES RETIREMENT ASSOCIATION	Remote Voting Ballot
27	UTAH STATE RETIREMENT SYSTEMS	Remote Voting Ballot
28	THE REGENTS OF THE UNIVERSITY OF CALIFORNIA	Remote Voting Ballot
29	ISHARES PUBLIC LIMITED COMPANY	Remote Voting Ballot
30	THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND	Remote Voting Ballot
31	KAISER FOUNDATION HOSPITALS	Remote Voting Ballot
32	SPDR SP EMERGING MARKETS ETF	Remote Voting Ballot
33	ISHARES MSCI EMERGING MARKETS SMALL CAP ETF	Remote Voting Ballot
34	COLLEGE RETIREMENT EQUITIES FUND	Remote Voting Ballot
35	SPDR SP EMERGING MARKETS SMALL CAP ETF	Remote Voting Ballot
36	SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.	Remote Voting Ballot
37	VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF	Remote Voting Ballot
38	THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA	Remote Voting Ballot

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39	ISHARES III PUBLIC LIMITED COMPANY	Remote Voting Ballot
40	NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING	Remote Voting Ballot
41	ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND	Remote Voting Ballot
42	KAISER PERMANENTE GROUP TRUST	Remote Voting Ballot
43	ISHARES MSCI BRAZIL SMALL CAP ETF	Remote Voting Ballot
44	SSGA SPDR ETFS EUROPE I PLC	Remote Voting Ballot
45	UI-E - J P MORGAN S/A DTVM	Remote Voting Ballot
46	LAZARD ASSET MANAGEMENT LLC	Remote Voting Ballot
47	MERCER QIF FUND PLC	Remote Voting Ballot
48	SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF	Remote Voting Ballot
49	ISHARES CORE MSCI EMERGING MARKETS ETF	Remote Voting Ballot
50	ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF	Remote Voting Ballot
51	CCL Q MARKET NEUTRAL FUND	Remote Voting Ballot
52	NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND	Remote Voting Ballot
53	STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO	Remote Voting Ballot
54	CC AND L Q 140-40 FUND	Remote Voting Ballot
55	CCL U.S. Q MARKET NEUTRAL ONSHORE FUND II	Remote Voting Ballot
56	FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND	Remote Voting Ballot
57	ISHARES IV PUBLIC LIMITED COMPANY	Remote Voting Ballot
58	VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F	Remote Voting Ballot
59	CCL MULTI-STRATEGY FUND	Remote Voting Ballot
60	CCL Q GLOBAL EQUITY MARKET NEUTRAL MASTER FUND LTD.	Remote Voting Ballot
61	EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND	Remote Voting Ballot
62	EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND	Remote Voting Ballot
63	EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B	Remote Voting Ballot
64	GLOBAL ALPHA TILTS FUND A	Remote Voting Ballot
65	VANGUARD EMERGING MARKETS STOCK INDEX FUND	Remote Voting Ballot
66	PARAMETRIC TMEMC FUND, LP	Remote Voting Ballot
67	VANGUARD ESG INTERNATIONAL	Remote Voting Ballot
68	WEST YORKSHIRE PENSION FUND	Remote Voting Ballot
69	VAERDIPAPIRFONDEN SPARINVEST INDEX GLOBALE AKTIER	Remote Voting Ballot
70	AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK	Remote Voting Ballot

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71	AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK	Remote Voting Ballot
72	CCL Q INTERNATIONAL SMALL CAP EQUITY FUND	Remote Voting Ballot
73	VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II	Remote Voting Ballot
74	VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER	Remote Voting Ballot
75	VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U	Remote Voting Ballot
76	NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN	Remote Voting Ballot
77	CATHOLIC RESPONSIBLE INVESTMENTS INTERNATIONAL SMA	Remote Voting Ballot
78	BLACKROCK BALANCED CAPITAL FUND, INC.	Remote Voting Ballot
79	ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF	Remote Voting Ballot
80	VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS	Remote Voting Ballot
81	ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT	Remote Voting Ballot
82	ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND	Remote Voting Ballot
83	CAPITAL INTERNATIONAL FUND	Remote Voting Ballot
84	CHASE AS TRUSTEE FOR ENTERGY CO RET P M T	Remote Voting Ballot
85	NEW WORLD FUND, INC.	Remote Voting Ballot
86	SHELL TR (BERM) LTD AS TR O SHELL OV CON P F	Remote Voting Ballot
87	STICHTING SHELL PENSIOENFONDS	Remote Voting Ballot
88	THE SHELL CONTRIBUTORY PENSION FUND	Remote Voting Ballot
89	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F	Remote Voting Ballot

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GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

HELD ON APRIL 28, 2023

EXHIBIT I

SYNTHETIC FINAL VOTING MAP

(This exhibit starts on the next page.)

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SYNTHETIC FINAL VOTING MAP

ANNUAL GENERAL SHAREHOLDERS’ MEETING

Resolution	Approve (YES)	Reject (NO)	Abstain
1. Review of the Management’s accounts, examine, discussion and voting on the Company’s Financial Statements for the fiscal year ended on December 31, 2022.	2.863.682.115 ON	0	0
2. Approval of the proposal for the allocation of income for the fiscal year ended on December 31, 2022.	2.863.682.115 ON	0	0
3. Fix the number of members of the Board of Directors.	1.431.840.865 ON		1.431.841.250 ON
4. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request). Note: This resolution is not part of the AGM's agenda, having been inserted in the Distance Voting Ballot in compliance with the provisions of article 34, item IV, of RCVM 81/22.	0	0	0
5. Election of the members of the Company’s Board of Directors, under the terms of the Bylaws.	1.431.840.865 ON		1.431.841.250 ON

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6. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate? Note: This resolution is not part of the AGM's agenda, having been inserted in the Distance Voting Ballot in compliance with the RCVM 81/22.	0	0	0
7. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.] Note: This resolution is not part of the AGM's agenda, having been inserted in the Distance Voting Ballot in compliance with the RCVM 81/22.	0	0	0
8. View of all the candidates that compose the slate to indicate the cumulative voting distribution. Note: This resolution is not part of the AGM's agenda, having been inserted in the Distance Voting Ballot in compliance with the RCVM 81/22.	0	0	0
CONSTANTINO DE OLIVEIRA JUNIOR (CHAIRMAN)
JOAQUIM CONSTANTINO NETO (VICE-CHAIRMAN)
ADRIAN NEUHAUSER (EFFECTIVE)
RICHARD FREEMAN LARK, JR. (EFFECTIVE)
RICARDO CONSTANTINO (EFFECTIVE)
GERMÁN PASQUALE QUIROGA VILARDO (INDEPENDENT)
PHILIPP MICHAEL SCHIEMER (INDEPENDENT)
MARCELA DE PAIVA BOMFIM TEIXEIRA (INDEPENDENT)
ANMOL BHARGAVA (EFFECTIVE)

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9. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors). Note: This resolution is not part of the AGM's agenda, having been inserted in the Distance Voting Ballot in compliance with the provisions of article 33 of RCVM 81/22.	0	0	0
10. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors). Note: This resolution is not part of the AGM's agenda, having been inserted in the Distance Voting Ballot in compliance with the provisions of article 33 of RCVM 81/22.	790.731 PN	3.584.188 PN	12.745.542 PN
11. In the event that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights reach, respectively, the quorum required in items I and II of paragraph 4 of article 141 of Law 6,404 of 1976, do you wish to aggregate your vote to the votes of shares with voting rights in order to elect the candidate with the highest number of votes among all those who, listed in this remote voting form, are running for election separately? Note: This resolution is not part of the AGM's agenda, having been inserted in the Distance Voting Ballot in compliance with the provisions of article 35 of RCVM 81/22.	15.338.044 PN	1.050.145 PN	732.272 PN
12. Determination of the annual global compensation of the Management for the fiscal year of 2023.	2.863.682.115 ON	0	0

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13. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council). Note: This resolution is not part of the AGM's agenda, having been inserted in the Distance Voting Ballot in compliance with the provisions of article 36, sole paragraph, of RCVM 81/22.	*See table for election of Fiscal Council members below.
14. In case of second call of the Annual General Meeting, can the voting instructions contained in this Voting Ballot also be considered for holding the Annual General Meeting on a second call? Note: This resolution is not part of the AGM's agenda, having been inserted in the Distance Voting Ballot in compliance with the RCVM 81/22.	16.070.316 PN	1.050.145 PN	0

Installation and Election of the Fiscal Council	Approve (YES)	Reject (NO)	Abstain
13. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council). Note: This resolution is not part of the AGM's agenda, having been inserted in the Distance Voting Ballot in compliance with the provisions of article 36, sole paragraph, of RCVM 81/22.	3.740.410 PN	126.512 PN	13.253.539 PN
Names of Candidates for the Fiscal Council:
RENATO CHIODARO (EFFECTIVE)	1.431.840.865	0	0
CARLA ANDREA FURTADO COELHO (EFFECTIVE)	1.431.840.865	0	0
MARCELO AMARAL MORAES (EFFECTIVE)	1.431.840.865	0	0

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer